PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

July 25, 2007

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F of our report dated July 25, 2007, relating to the consolidated financial statements of Arizona Star Resource Corp. (an exploration stage company).

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.